February 9, 2005

Pamela A. Long,
     Assistant Director, Division of Corporation Finance,
          Securities and Exchange Commission,
               450 Fifth Street, N.W.
                    Washington, D.C. 20549-0510

Re:	Responses to Comments to the Schedule 13E-3/A filed by Masonite International Corporation, Stile Acquisition Corp., Stile Consolidated Corp., Stile Holding Corp., KKR Millennium Fund (Overseas), Limited Partnership, Philip S. Orsino, John F. Ambruz, James U. Morrison and Lawrence P. Repar on February 4, 2005
(File No. 005-43863)

Dear Ms. Long:

     We are writing on behalf of our client, Masonite International Corporation (“Masonite” or “the Company”), in response to your letters, dated February 8, 2005 and February 9, 2005, with respect to Amendment No. 1 to Schedule 13E-3 (File No. 005-43863) filed with the Securities and Exchange Commission (the “Commission”) by Masonite, Stile Acquisition Corp., Stile Consolidated Corp., Stile Holding Corp., KKR Millennium Fund (Overseas), Limited Partnership, Philip S. Orsino, John F. Ambruz, James U. Morrison and Lawrence P. Repar (the “Filing Persons”) on February 4, 2005. In connection with this response the Filing Persons are concurrently filing Amendment No. 2 to Schedule 13E-3 to respond to the comments of the staff of the Commission (the “Staff”).

     We have numbered our responses to correspond to the numbered comments in each of your letters of February 8, 2005 and February 9, 2005. For your convenience, we have also included the text of each of your comments.

Comment Letter dated February 8, 2005

SCHEDULE 13E-3/A FILED FEBRUARY 4, 2005

1.	We note that you have added KKR Millennium as a filing person in response to comment 3. Please revise the Schedule 13E-3 and the disclosure document to provide the information required by Items 3, 5, 6, 10 and 11 with respect to the individuals identified by Instruction 2 to Schedule 13E-3, or confirm that you have done so. For example, it is unclear if you have provided the information required by Item 1003(c) of Regulation M-A.

The Schedule 13E-3 has been revised to add the names of each director of KKR Millennium Limited (“KKR Limited”), which is the general partner of

Pamela A. Long
February 9, 2005

KKR Millennium Fund (Overseas), Limited Partnership’s general partner. We note for the Staff that KKR Limited does not have any executive officers. No additional entities or persons are required to be identified pursuant to General Instruction C of Schedule 13E-3. With respect to each such person added, we have revised the disclosure throughout the Schedule 13E-3 to include the information required by Items 3, 5, 6, 10 and 11 with respect to such persons. We respectfully note for the Staff that the addition of such persons does not require any changes to the disclosure with respect to such Items in the Circular.

MANAGEMENT PROXY CIRCULAR FILED FEBRUARY 4, 2005

Background to and Fairness of the Arrangement, page 16

2.	We reissue comment 17 in part. Revise to clarify what consideration the filing persons gave to the fact that the financial advisor has received compensation from the acquirer in reaching their fairness determinations.

The disclosure on page 18 of the Circular has been revised in response to the Staff’s comment.

3.	We acknowledge your response to comment 31. Please revise to disclose the last sentence of your response. Also provide us, with a view toward disclosure, the average closing price over the same 52-week period, and the premium in relation to that price. Tell us what consideration, if any, the special committee gave to this price in reaching its fairness determination. Also tell us whether the special committee was aware of, and gave any consideration to, any additional historical market prices. See Instruction 2(ii) to Item 1014(b) of Regulation M-A and comment 32 of our February 1, 2005 letter.

The disclosure on page 20 of the Circular has been revised in response to the Staff’s comment to disclose the last sentence of the Company’s response to previous Comment 31 included in the Company’s response letter dated February 4, 2005. The Company supplementally advises the Staff that the consideration payable under the arrangement represents a premium of 18.45% over C$33.94, the average closing price for the 52-week period ended December 21, 2004. The Company respectfully advises the Staff that the Special Committee did not give any consideration to the average closing price for the 52-week period and believes that the Special Committee complied with Instruction 2(ii) of Item 1014(b) of Regulation M-A by comparing the consideration payable under the arrangement to other historical market prices, such as the volume-weighted average trading price of the Company’s common stock on the TSX for the 60 trading days ended December 21, 2004 and the

Pamela A. Long
February 9, 2005

52-week intraday low price of the Company’s common stock on the TSX. In addition, the Special Committee, in adopting the financial analyses of Merrill Lynch, had the benefit of considering the additional historical market prices included in Merrill Lynch’s historical stock price analysis (see page 23 of the Circular and page 8 of Exhibit No. (c)(2) filed with the initial Schedule 13E-3 on January 19, 2005).

Position of the Special Committee, page 20

4.	We acknowledge your response to comment 32. To the extent that the special committee relied upon the financial advisor’s analyses and did not perform such analyses themselves, they should specifically adopt the financial advisor’s analyses.

The disclosure on page 21 of the Circular has been revised in response to the Staff’s comment.

Masonite’s Financial Models and Projections, page 27

5.	We reissue comment 37. In the second paragraph of this section, you continue to state that shareholders should not rely on the disclosure in the document.

The disclosure on page 27 of the Circular has been revised in response to the Staff’s comment.

Position of the Stile Affiliates as to Fairness, page 29

6.	Please revise to provide additional information regarding the factors discussed in the first bullet point and what consideration the Stile Affiliates gave to those factors. Explain in greater detail the Stile Affiliates’ belief regarding the company’s going concern value and their bases for those beliefs.

The disclosure on page 29 of the Circular has been revised in response to the Staff’s comment.

Interests of Directors and Senior Officers in the Arrangement, page 34

7.	We reissue comment 43. Please revise to disclose the affiliates’ interests in net book value and net income amounts before and after the transaction, so the effect is clear.

The disclosure on page 35 of the Circular has been revised in response to the Staff’s comment.

Pamela A. Long
February 9, 2005

Principal Legal Matters, page 42

8.	We acknowledge your response to comment 33. We note that the description you have added on page 43 appears to address procedural fairness factors only. Please clarify whether the fairness determination to be made by the Superior Court of Justice (Ontario) will include an assessment of the substantive fairness of the transaction. If not, please revise your disclosure in this section and, as appropriate, elsewhere in your document to clarify the nature of the fairness determination.

The disclosure on page 43 of the Circular has been revised in response to the Staff’s comment.

Purchases and Sales of Common Shares, page 62

9.	Please advise us as to the reasons for the repurchase of your common shares between July 21, 2004 and July 29, 2004. In this regard, we note that prior to your repurchase of these shares you received an offer to acquire your company at a per share price that was substantially higher than the per share price at which you repurchased these shares. We further note that you had not repurchased any other shares during the last two years.

The Company respectfully advises the Staff that in Canada, a public company is not permitted to repurchase its common stock unless it files a notice with the stock exchange that it intends to complete a “normal course issuer bid”. The Toronto Stock Exchange (the “TSX”) has established a number of rules regarding the number of shares that can be purchased in given periods under such issuer bids and the procedures for making such purchases. Masonite filed its notice of intention to purchase stock pursuant to a normal course issuer bid (the first time it ever did so) with the TSX on June 8, 2004 and issued a press release to that effect on June 9, 2004. Masonite was not able to make purchases of its common shares in the market at the beginning of July because it was under a self-imposed trading blackout surrounding the release of its second quarter financial statements. It therefore waited until after that blackout had ended before it purchased shares in the market. After the end of July, Masonite’s share price rose to a level that did not warrant, in management’s view, further purchases.

The Company respectfully notes that, although KKR contacted Messrs. Orsino and Ambruz of Masonite on July 2, 2004, no offer was presented at that time. Rather, KKR presented a preliminary valuation indication of C$40.00 to C$42.00 per share. Due to the fact that discussions with KKR had already begun and been terminated once in the past and due to the fact that no serious discussions about a possible transaction had taken place in July 2004,

Pamela A. Long
February 9, 2005

Masonite did not believe it was inappropriate to repurchase its common shares in the market pursuant to its previously announced normal course issuer bid.

* * *

Comment Letter dated February 9, 2005

MANAGEMENT PROXY CIRCULAR

Comments applicable to your overall filing

1.	Please provide us your analysis regarding whether the changes made to this document since it was last distributed to security holders are material. Tell us how you intend to inform security holders of the changes.

The Company respectfully advises the Staff that it does not consider any of the changes made to the Circular since it was distributed to the shareholders to be material. However, the Company concluded with the advice of the proxy solicitor retained in connection with this transaction that, as a matter of good shareholder relations, it would mail a supplemental information circular to the shareholders containing the most revised sections of the Circular. In addition, the complete revised Circular will be filed on EDGAR and on SEDAR, and the Company will issue a press release alerting the shareholders to the filings of the revised Circular and the mailing of the supplement.

Background to and Fairness of the Arrangement, page 16

2.	We reissue comment 2. For each filing person who considered or adopted the analysis of the financial advisor in making its fairness determination, revise the discussion of that filing person’s fairness determination to clarify what consideration the filing person gave to the fact that the financial advisor had been engaged and compensated by the acquiror in the past two years.

The disclosure on pages 22, 29 and 31 of the Circular has been revised in response to the Staff’s comment.

Masonite’s Financial Models and Projections, page 27

3.	We reissue comment 5. We note the language retained in the last sentence of the paragraph. If the projections are no longer valid, revise

Pamela A. Long
February 9, 2005

to disclose this fact and explain why the numbers should not be relied upon. Otherwise, revise the last sentence to eliminate the disclaimer of responsibility.

The disclosure on page 27 of the Circular has been revised in response to the Staff’s comment.

     Position of the Stile Affiliates as to Fairness, page 29

4.	We reissue comment 6 in part, as you have not revised the Stile Affiliates discussion of going concern value which was found on page 31 of the Schedule 13E-3 filed February 4, 2005. It is unclear from the discussion on that page: 1) the basis for the Stile Affiliates’ beliefs regarding going concern value; and 2) what consideration the Stile Affiliates gave to going concern value in making their fairness determination.

The disclosure on page 31 of the Circular has been revised in response to the Staff’s comment.

* * *

     Please contact me at (212) 558-4397, via fax at (212) 558-3588 or via e-mail at pagnanik@sullcrom.com if you have any comments or questions regarding this letter.

Sincerely,

/s/ Keith A. Pagnani
Keith A. Pagnani

cc:	Harley Ulster
Masonite International Corporation
1600 Britannia Road
Mississauga, Ontario, Canada
L4W 2J2

Scott C. Nuttall
Stile Acquisition Corp.
Stile Consolidated Corp.
Stile Holding Corp.
KKR Millennium Fund (Overseas), Limited Partnership
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street, Suite 4200
New York, NY 10019

Pamela A. Long
February 9, 2005

Gary I. Horowitz
Marni J. Lerner
Simpson Thacher & Bartlett LLP
425 Lexington Ave.
New York, New York 10017

James C. Morphy
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004

Pamela A. Long
February 9, 2005

Annex A

     In connection with the filing of the Schedule 13E-3, dated January 19, 2005 (File No. 005-43863), as amended by Amendment No. 1 to Schedule 13E-3, dated February 4, 2005, and as further amended by Amendment No. 2 to Schedule 13E-3, dated February 9, 2005 (as amended, the “Schedule 13E-3”), each of the undersigned hereby acknowledges as follows:

     (i) the undersigned is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

     (ii) the Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     (iii) the undersigned may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Dated: February 9, 2005

MASONITE INTERNATIONAL CORPORATION
By	/s/ John F. Ambruz
	Name:	John F. Ambruz
	Title:	Executive Vice-President, Strategic Development

STILE ACQUISITION CORP.
By	/s/ Tagar Olson
	Name:	Tagar Olson
	Title:	Vice-President

STILE CONSOLIDATED CORP.
By	/s/ Tagar Olson
	Name:	Tagar Olson
	Title:	Vice-President

STILE HOLDING CORP.
By	/s/ Tagar Olson
	Name:	Tagar Olson
	Title:	Vice-President

Pamela A. Long
February 9, 2005

KKR MILLENNIUM FUND (OVERSEAS), LIMITED PARTNERSHIP
By	KKR Associates Millennium (Overseas), Limited Partnership, its General Partner

By	KKR Millennium Limited, its General Partner

By	/s/ Paul Raether
	Name:	Paul Raether
	Title:	Director

PHILIP S. ORSINO
By	/s/ Philip S. Orsino
Philip S. Orsino

JOHN F. AMBRUZ
By	/s/ John F. Ambruz
John F. Ambruz

JAMES U. MORRISON
By	/s/ James U. Morrison
James U. Morrison

LAWRENCE P. REPAR
By	/s/ Lawrence P. Repar
Lawrence P. Repar